Exhibit 99.1

Company announcement – No. 49 / 2020 Zealand Pharma grants warrants and restricted share units under the employee warrant program and management long-term incentive program

Copenhagen, September 14, 2020 – Zealand Pharma A/S (“Zealand”) (NASDAQ: ZEAL) (CVR-no. 20 04 50 78), announces the granting of warrants and restricted share units (RSUs) to employees. The warrants are granted under the warrant program covered by the authority pursuant to Section 8.7 of Zealand’s Articles of Association, adopted at Zealand’s General Meeting on April 2, 2020. The RSUs are granted under the long-term incentive program (the “LTIP”) for Zealand’s Executive Management and Corporate Management in accordance with Zealand's Remuneration policy and Overall guidelines for incentive pay, as adopted at the annual general meeting held on April 2, 2020.

Grant of warrants

The warrant program is an incentive scheme reflecting Zealand’s objective to attract and retain first-rate employees and to help ensure shared short- and long-term interests for the management and employees with shareholders of Zealand.

A total of 63,217 warrants have been granted, giving the rights to subscribe for up to 63,217 new Zealand shares with a nominal value of DKK 1 each, corresponding to 0.2% of Zealand's total outstanding share capital. The exercise price is DKK 216.80, calculated as the closing price of Zealand’s shares on Nasdaq Copenhagen on September 11, 2020.

The warrants will vest annually over a three-year period, and the exercise of the warrants may take place, in whole or in part, in defined time windows from September 14, 2021 up to and including September 13, 2030.

The exercise time windows are defined as four times a year during a four-week window following the time of publication of either Zealand's annual report or quarterly or semi-annual reports (three, six and nine months respectively).

The total new warrants granted have a combined market value of DKK 5,676,887 million calculated on the basis of the Black–Scholes model. The cost of each warrant is 89.80 DKK based on Black-Scholes parameters for U.S. grants based with an average volatility of 45.6%, an average risk-free interest rate of -0.495%, and a share price of DKK 216.80.

Long-term incentive program

Zealand’s LTIP is intended to drive long-term performance, align management’s interests with those of Zealand’s shareholders, and support the attraction, retention and motivation of first-rate executive talent. The members of the Executive Management and Corporate Management are eligible to receive an annual grant of restricted share units (RSUs) free of charge. The 2020 RSU grants have a three-year vesting period from September 14, 2020 to September 13, 2023. Each vested RSU entitles the holder to receive one share in Zealand at no cost, provided the holders continued employment throughout the vesting period.

This grant of RSUs under the LTIP will have an estimated aggregate theoretical value of DKK 1.3 million, while each RSU has a value of DKK 220.50.

The value of the RSUs is determined as the simple average of the closing price of the Zealand share on Nasdaq Copenhagen A/S for a period of five trading days prior to the grant date.

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About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq: ZEAL) ("Zealand") is a biotechnology company focused on the discovery, development and commercialization of innovative peptide-based medicines. More than 10 drug candidates invented by Zealand have advanced into clinical development, of which two have reached the market. Zealand’s robust pipeline of investigational medicines includes three candidates in late stage development, and one candidate being reviewed for regulatory approval in the United States. Zealand markets V-Go®, an all-in-one basal-bolus insulin delivery option for people with diabetes. License collaborations with Boehringer Ingelheim and Alexion Pharmaceuticals create opportunity for more patients to potentially benefit from Zealand-invented peptide therapeutics.

Zealand was founded in 1998 in Copenhagen, Denmark, and has presence throughout the U.S. that includes key locations in New York, Boston, and Marlborough (MA). For more information about Zealand’s business and activities, please visit www.zealandpharma.com.

Forward-Looking Statement

The above information contains forward-looking statements that provide Zealand Pharma’s expectations or forecasts of future events. Such forward-looking statements are subject to risks, uncertainties and inaccurate assumptions, which may cause actual results to differ materially from expectations set forth herein and may cause any or all of such forward-looking statements to be incorrect. If any or all of such forward-looking statements prove to be incorrect, our actual results could differ materially and adversely from those anticipated or implied by such statements. All such forward-looking statements speak only as of the date of this release and are based on information available to Zealand Pharma as of the date of this release.

For further information, please contact:

Mads Kronborg
Head of Investor Relations & Communication
Phone: +45 5060 3707
Email: mkronborg@zealandpharma.com

For U.S. Media

David Rosen

Argot Partners

Phone: 212-600-1902

Email: media@zealandpharma.com